Exhibit 99.7

argenx option plan

as first installed by the Board on 18 December 2014 with amendments approved by the general meetings of shareholders of argenx SE on 28 April 2016 and [25] November 2019

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Option Plan final

TABLE OF CONTENTS

1	Purposes	3

2	Interpretation	3

3	Administration	6

4	Shares subject to the Plan	7

5	Options	7

6	Termination of employment or capacity	10

7	Amendments and termination	11

8	General provisions	11

9	Term of Plan	13

argenx option plan

1                                         Purposes

The purposes of this argenx option plan (the “Plan”) are:

(i)                    to encourage key employees, directors (including any member of the Board) and key outside consultants and advisors of the Company and its Affiliates (hereafter referred to as “Key Persons”) to acquire an economic and beneficial ownership interest in the growth and performance of the Company;

(ii)                 to increase their incentive to contribute to the Company’s future success, thus enhancing the value of the Company for the benefit of its shareholders, and enhancing the ability of the Company and its Affiliates to attract and retain individuals (whether as employee, director, consultant or advisor) upon whom, in large measure, the progress, growth and profitability of the Company depends; and

(iii)              when granting Options under the Plan in accordance with the Option Allocation Scheme to follow a consistent course of action (bestendige gedragslijn) as described in article 2(a) of the European Regulation on market abuse (596/2014) and other regulations (a.o. article 9, under (a) and (b) of the subordinate regulation (EU) 2016/522 of the commission of 17 December 2015) (all together “MAR”) and in any case not to use Insider Information.

The Company will continue to investigate in the future whether the benefits granted under the Plan may be supplemented by other benefits such as Restricted Stock Unites (“RSUs”), which are a conditional promise to grant Shares to Key Persons. The choice for this will, if necessary, be part of a future-oriented HR policy, the need to attract senior profiles, to meet trends in the market, the internationalization of the Company’s activities and the desire to align the remuneration policy of the Company with the business strategy.

2                                         Interpretation

2.1                               Definitions

In this Plan the following terms shall, unless the context requires otherwise, have the following meaning:

Acceptance means the legal act by which a Beneficiary accepts all Options offered to him;

Affiliate means any Person that directly, or through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company;

Beneficiary means a Key Person to whom Options are issued in accordance to Article 5.1;

Board means the board (raad van bestuur) of the Company;

Cause shall mean an Optionee’s fraud or willful and continued failure to substantially perform his or her duties with the Company or an Affiliate, or willful engaging in conduct which is demonstrably and materially injurious to the Company or an Affiliate (monetarily or otherwise);

Change of Control means a third party (together, if applicable, with persons acting in concert with any such third party) acquiring a Controlling Interest in the Company which it does not have at the Option’s Date of Grant;

Closed Period has the meaning ascribed thereto in Article 5.8.2;

Company means argenx SE, a public company with limited liability (naamloze vennootschap), incorporated under the laws of the Netherlands, with its statutory seat in Rotterdam, the Netherlands, and its business address at Willemstraat 5, 4811 AH Breda, the Netherlands;

Controlling Interest means (i) the ownership or control (directly or indirectly) of more than 50% of the voting share capital of the Company (ii) the ability to direct the casting of more than 50% of the votes exercisable at general meetings of the Company on all, or substantially all, matters, or (iii) the right to appoint or remove directors of the Company;

Date of Grant means the date on which an Option has been granted, as for each individual Option included in the Option Agreement;

Disability shall mean an Optionee’s total and permanent disability to perform its duties as a Key Person;

Employee means any employee of the Company, or of any of the Company’s Affiliates;

Exchange means Euronext Brussels Exchange, Nasdaq or any other stock exchange on which Shares are traded;

Exercise Price means the purchase price per Share subject to an Option as set forth in the Option Agreement;

Expiration Date means the date on which the Option Term expires;

Fair Market Value means the average closing price of the Shares as traded on NYSE Euronext Brussels for a period of thirty (30) calendar days prior to the date of Issuance;

Including means including without limitation;

Inside Information has the meaning ascribed thereto in the MAR;

Insider Trading Policy means the insider trading policy of the Company, as amended from time to time;

Issuance: the legal act consisting in offering Options to a Beneficiary in accordance to Article 5.1;

Key Person has the meaning ascribed thereto above in Article 1(i);

MAR has the meaning ascribed thereto in Article 1(iii);

Option Agreement means the written agreement between the Company and/or its Affiliates and the individual Optionee by which each Option is evidenced;

Option Allocation Scheme has the meaning ascribed thereto in Article 3.2;

Option means any right allowing an Optionee to purchase a Share at such price and during such period as shall be set out in the Option Agreement and furthermore subject to the Plan;

Option Term means the term of an option determined in Article 5.6 and which commences on the respective Option’s Date of Grant;

Optionee means a Beneficiary to whom one or more Options are granted under the Plan and who has signed the relevant Option Agreement;

Person means any individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, or government or political subdivision thereof;

Plan has the meaning ascribed thereto above in Article 1;

Relevant Transaction means (i) any sale, merger, consolidation, tender offer or similar acquisition of shares, or other transaction or series of related transactions as a result of which a Change of Control occurs, (ii) a sale or other disposition of all or substantially all of the Company’s assets, whether in one transaction or a series of related transactions, or (iii) a dissolution and/or liquidation of the Company;

RSU’s has the meaning ascribed thereto in Article 1;

Shares means ordinary shares in the issued and outstanding capital of the Company, each share with a nominal value of ten euro cents (EUR 0.10);

Sign-on Options means Options granted to a Key Person on the occasion of — or directly following his engagement as Key Person to the Company and/or an Affiliate;

Stock Option Law means the Act of 26 March 1999 on the 1998 Belgian employment action plan setting out various arrangements, B.S., 1 April 1999, err., B.S., 10 November 1999 (first publ.);

Termination means the legal act that results in the Optionee no longer being employed by — or providing services for the Company or an Affiliate, irrespective of the cause thereof; and

Vest/Vesting means the process whereby the unconditional right to exercise Options passes to the Optionee as provided in Article 5.3 of the Plan.

2.2                               Headings

Headings are inserted for convenience only and shall not affect the construction of this Plan.

2.3                               References

Reference in this Plan to an “Article” are references to articles of this Plan.

3                                         Administration

3.1                               General

The Plan is administered by the Board and has been installed at a moment when no Inside Information was available. No member of the Board shall be liable for any action taken or determination made with respect to the Plan or any Option.

3.2                               Option Allocation Scheme

3.2.1                     The Board shall establish an Option Allocation Scheme. The Option Allocation Scheme shall contain the following information:

(i)                the date(s) on which Options are granted each year, which shall be the dates of the first meetings of the Board following 1 June and 1 December of each year; and

(ii)             the base number of Options granted to each Key Person or to each group of Key Persons, which shall be based on the level of such Key Person’s position in the Company and/or its Affiliates. The base numbers of Options to be granted to each (group of) employees are established by the Board and are evaluated annually to ensure that the Company remains competitive with compared to its peer group.

3.2.2                     Each Key Person shall for each year in which such Key Person is eligible to receive Options, be informed of the specific performance targets assigned to such Key Person and/or groups of Key Persons.

3.2.3                     In order to further stimulate each Key Person to contribute to the long term value creation of the Company, the number of Options finally granted to each Key Person shall be calculated from the base number of Options grantable to the Key Person based on the Option Allocation Scheme, by taking into account such Key Person’s individual preset performance criteria:

(i)                  bad performance (0% of base number);

(ii)               below expectations/room for improvement (50% of base number);

(iii)            performance on target (100% of base number); or

(iv)           performance above target (maximum 150% of base number).

3.3                               Power of authority of Board

The Board shall have full power and authority, in each case subject to the approval of the majority of the non-executive director(s) of the Board and subject to the provisions of the Plan, to:

(i)                determine the existence or non-existence of any fact or status relevant to Options or the rights of Optionees thereunder, including whether a termination of Employment occurs by reason of Cause, retirement, death or Disability;

(ii)             construe and interpret the Plan, any Option Agreement, and any other agreement entered into under the Plan;

(iii)          adjust the terms and conditions of Options in recognition of unusual or nonrecurring events affecting the Company or its financial statements or changes in applicable laws, regulations or accounting principles, subject to the provisions of the Option Allocation Scheme and with due observance of applicable laws and regulations, including that no adjustment shall be made in a period when Inside Information is available;

(iv)           administer the Plan and establish such rules and regulations, approve and prescribe such forms, and appoint such agents as it shall deem appropriate for the proper administration of the Plan, including the administration of an Optionees’ register;

(v)              correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Option in the manner and to the extent it shall deem desirable to carry it into effect; and

(vi)           make any other determination and take any other action that the Board deems necessary or desirable for administration of the Plan.

4                                         Shares subject to the Plan

4.1                               Aggregate limit

4.1.1                     Subject to adjustment as provided in Article 8.4, at any time the number of Shares available for the Issuance and exercise of Options (or RSU’s, if applicable) to Key Persons is equal to 14.5% of the Company’s fully diluted share capital. For the avoidance of doubt: Shares issued pursuant to the exercise of an Option are counted towards the share capital, and Options which seize to exist (whether through exercise, termination or otherwise) are restored to the foregoing limit and (new Options replacing them) shall again be available for issuance under the Plan. Any Shares issued hereunder by the Company may consist, in whole or in part, of newly issued Shares or treasury Shares.

4.1.2                     Shares shall be charged against the foregoing limit upon the grant of each Option, but if such Shares are thereafter forfeited or such Option otherwise terminates without the issuance of such Shares or of other consideration in lieu of such Shares, the Shares so forfeited or related to the terminated portion of such Option shall be restored to the foregoing limit and shall again be available for Options under the Plan.

5                                         Options

5.1                               Issuance

The Board, in each case subject to the approval of the majority of the non-executive directors of the Board, may grant Options to Key Persons in accordance with the Option Allocation Scheme. The Board may also grant Options at its discretion outside the Option Allocation Scheme, but only in a period when no Inside Information is available. Persons to whom Options are granted cannot refuse to accept such Options (without prejudice to specific provisions in the Plan).

5.2                               Option Agreements

Options shall be evidenced by an Option Agreement in such form as the Board may from time to time approve.

5.3                               Vesting — General

5.3.1                     Options evidenced by an Option Agreement shall Vest for 1/3rd (rounded down to a number of whole Options) upon the first anniversary of the Option’s Date of Grant and for the remaining 2/3rd during the following two years in equal parts of 1/24th (rounded down to a number of whole Options), each time upon the 1st day of each next month. On the third anniversary of the Option’s Date of Grant, subject to the Optionee’s continuing status of Key Person, any remaining unvested Options shall vest.

5.3.2                     Sign-on Options evidenced by an Option Agreement shall Vest for 1/4rd (rounded down to a number of whole Sign-on Options) upon the first anniversary of the Sign-on Option’s Date of Grant and for the remaining 3/4th during the following three years in equal parts of 1/36th (rounded down to a number of whole Sign-on Options), each time upon the 1st day of each next month. On the fourth anniversary of the Sign-on Option’s Date of Grant, subject to the Optionee’s continuing status of Key Person, any remaining unvested Options shall vest.

5.3.3                     The Board may, in the absence of Inside Information and outside a Closed Period as referred to hereafter in Article 5.8.2, from time to time deviate from the above Vesting schedule, amongst others because of the specific situation of the Beneficiary or because of a taxation on Issuance .

5.3.4                     Upon an Optionee’s Termination, such Optionee’s non-vested Options shall terminate with immediate effect, subject to the provisions of Article 6.1. All Options vested before an Optionee’s Termination shall remain vested and may be exercised after such Termination, unless otherwise provided for in this Plan.

5.4                               Date of Grant of Options

The Date of Grant of all Options shall be included in the Option Agreement.

5.5                               Exercise Price

The Exercise Price per Option shall be the Fair Market Value on the Date of Grant of such Option.

5.6                               Option Term

The Option Term of each Option shall be 10 years from the Date of Grant. The Board may, in the absence of Inside Information and outside a Closed Period as referred to hereafter in Article 5.8.2, from time to time for new grants and/or for a specific group of Beneficiaries decide to deviate from the aforementioned Option Term.

5.7                               Exercisability

5.7.1                     Options shall only be exercisable in as far as they have vested and have not been terminated.

5.7.2                     In the event of non-exercise of the Options on the Expiration Date, the Options will automatically terminate.

5.7.3                     An Option may be exercised by an Optionee or by a third party authorized by the Optionee to exercise Options on behalf of, and for the account of the Optionee pursuant to a mandate agreement (lastgevingsovereenkomst).

5.8                               Insider trading

5.8.1                     No Option may be exercised and no Shares acquired as a result of an exercise of Options may be sold if the Optionee would thereby act contrary to any applicable law or regulation, including the applicable financial laws on insider trading and including the Insider Trading Policy. This means among other things that no transactions may occur when the Optionee makes use of Inside Information.

5.8.2                     In any case, no Option may be exercised by an Optionee and no Shares acquired as a result of an exercise of Options may be sold by an Optionee in the following time periods (a “Closed Period”):

(i)                  30 days immediately preceding the earlier of (i) the preliminary announcement of the Company’s annual results, or (ii) the publication of the Company’s annual financial report, or, if shorter, the period from the relevant financial year end up to and including the time of such preliminary announcement or publication, as the case may be;

(ii)               30 days immediately preceding the announcement of the Company’s quarterly or half-yearly results, or, if shorter, the period from the relevant financial period end up to and including the time of such announcement, or the announcement of a dividend or interim dividend;

(iii)            30 days immediately preceding the first publication of a prospectus for a share issue, or, if shorter, the period from the decision making prior to the publication of a prospectus and the first publication of the prospectus; and

(iv)           such other periods as the Company may announce.

5.8.3                     The prohibition to exercise Options and trade the underlying shares during a Closed Period does not apply if (i) the relevant transaction cannot be executed but during the Closed Period, (ii) at least four (4) months prior to the transaction, (iii) this decision of the Optionee is irrevocable and (iv) the Company has provided its prior approval for the transaction.

5.9                               Accelerated vesting

Notwithstanding the foregoing, Options shall vest and become immediately exercisable with respect to 100% of the Shares:

(i)                  upon the consummation of a Relevant Transaction; and

(ii)               in the events specifically set out in the Option Agreement and/or the Optionees employment, management or service agreement, with the approval of the Board.

5.10                        Method of exercise

5.10.1              An Option may be exercised by the delivery to the Company during the period in which such Option is exercisable of written notice of exercise in the form determined by the

Company and payment in full of the Exercise Price of such specific number of Shares in respect to which Options are exercised. Payment for the Shares with respect to which an Option is exercised may be made in cash (in electronic funds transfer), or pursuant to Article 5.10.2 below.

5.10.2              Alternatively, Options may be exercised by way of written power of attorney enabling the Company to, on behalf of the Optionee, (authorize a third party to) sell the Shares to which the Options pertain on the Exchange on the day on which the Option is exercised. Such power of attorney must be granted in the form of the power of attorney as determined by the Company. Upon the successful sale of such number of shares to which the Option pertains, the Company shall set off the proceeds of the sale against the Exercise Price of the Options and pay to the Optionee any excess proceeds (cashless exercise). The power of attorney granted pursuant to this Article 5.10.2 may also be granted on behalf of the Optionee by a third person pursuant to a mandate as described in Article 5.7.3.

6                                         Termination of employment or capacity

6.1                               General

For purposes of this Article 6, an Optionee’s Termination occurs on the last day on which the Optionee performs services as a Key Person.

6.2                               Termination for Cause

Upon an Optionee’s termination of employment by the Company or by an Affiliate for Cause on the part of the Optionee, the Plan will have no further effect, with any non-vested Options and any vested but unexercised Options being forfeit.

6.3                               Waiver by Board

Notwithstanding the foregoing provisions of this Article, the Board may in its sole discretion however in each case subject to the approval of the majority of the non-executive directors of the Board, as to all or part of any Options as to any Optionee, at the time the Option is granted or thereafter:

(i)                  determine that Options shall become exercisable or vested upon an Optionee’s Termination;

(ii)               determine that after an Optionee’s Termination, such Optionee’s Options shall continue to become vested in accordance with the terms of the Plan and the individual Option Agreement;

(iii)            determine that upon an Optionee’s Termination under certain circumstances, such Optionee’s Options shall vest (fully or partially) in deviation from the Plan; or

(iv)           extend the period for exercise of Options following termination of employment or capacity (but not beyond 10 years from the Date of Grant).

6.4                               Transferability of Options

The Options shall be strictly personal and no Option shall be transferable by the Optionee other than upon death (i) under the applicable laws of descent and distribution or (ii) by will. In connection herewith an Optionee may, by written instrument in a manner specified by the Board, designate in writing a Beneficiary to exercise an Option after the death of the Optionee.

6.5                               Transfer or pledge

No Option shall be assigned, negotiated or pledged in any way (whether by operation of law or otherwise) except as permitted by Article (iii), and no Option shall be subject to execution, attachment or similar process.

7                                         Amendments and termination

7.1                               Amendment of the Plan

The Board may, however in each case subject to the prior written approval by the majority of the non-executive directors of the Board, amend, alter or discontinue the Plan, but no amendment, alteration, or discontinuation shall be made that would impair the rights of an Optionee under an Option theretofore granted without the Optionee’s consent except as required (i) to comply with securities, tax or other laws, (ii) to accomplish that the Plan shall remain or shall become tax-compliant and tax-efficient in the situation that the Company is replaced as a holding company by another company, including but not limited to a company under the laws of Belgium, or (iii) to ensure that the Plan is in conformity with market practice. Amendments or alterations to the Plan may only be made during a period when no Inside Information is available.

7.2                               Amendment of Options

The Board may, however in each case subject to the approval of the majority of the non-executive directors of the Board, amend the terms of any Option theretofore granted, prospectively or retroactively, but no such amendment shall adversely affect the rights of any Optionee without the Optionee’s consent, except as required (i) to comply with securities, tax or other laws, (ii) to accomplish that the Plan shall remain or shall become tax-compliant and tax-efficient in the situation that the Company is replaced as a holding company by another company, including but not limited to a company under the laws of Belgium, or (iii) to ensure that the Option is in conformity with market practice. The Board may also substitute new Options for Options previously granted to Optionee’s, including previously-granted Options having higher Exercise Prices. Amendments or alterations to or substitutions of Options may only be made during a period when no Inside Information is available.

8                                         General provisions

8.1                               No rights to Options

No Key Person shall have any claim to be granted any Option under the Plan.

8.2                               Option Agreement

The prospective recipient of any Option under the Plan shall not, with respect to such Option, be deemed to have become an Optionee, or to have any rights with respect to such Option, until and unless (authorized representatives of) the Board shall have executed an Option Agreement evidencing the Option and delivered a fully executed copy thereof to the Optionee.

8.3                               No rights to employment

Nothing contained in the Plan or in any Option Agreement shall confer upon any Optionee any right with respect to continuance of employment by the Company or its Affiliates, nor interfere in any way with the right of the Company or its Affiliates to cause the Optionee’s Termination or change the Optionee’s compensation at any time.

8.4                               Restructuring

In the event of any merger, reorganization, consolidation, recapitalization, stock dividend, stock split, spin-off or other change in corporate structure affecting the (underlying) Shares, such adjustment shall be made in the aggregate number and class of Shares which may be delivered under the Plan, in the number, class and Exercise Price, subject to outstanding Options granted under the Plan, and in the value, number or class of Shares subject to Options granted under the Plan as may be determined to be appropriate by the Board, in its sole discretion, however in each case subject to the approval of the majority of the non-executive directors of the Board, provided that the number of Shares subject to any Option shall always be a whole number. The grant of Options shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes in its capital or business structure or to merge or to consolidate or to dissolve, liquidate, or sell or transfer all or any part of its business or assets.

8.5                               Tax

All fiscal and social security consequences resulting from the Plan are at the expense of the Optionee. The Company and/or its Affiliates, whichever the case may be, shall be entitled to deduct from other compensation payable to the Optionee any sums required by applicable tax and social security law. In the alternative, the Company and its Affiliates, may require the Optionee to pay such sums for taxes and contributions to the Company or such the relevant Affiliate. Also, in the event of retrospective collection of (additional) taxes or contributions, the Company and its Affiliates, will recover these taxes or contributions, potential fines and interest from the Optionee. The Optionee will be responsible for timely and correct payment of all income related taxes and contributions due, based on applicable legislation and rules, and shall declare in the Option Agreement to be compliant with all legal obligations. Notwithstanding the foregoing, the Company and its Affiliates are authorized to take such other action as may be necessary in the opinion of the Company or the relevant Affiliate, whichever the case may be, to satisfy all obligations for the payment of such sums for taxes or contributions, potential fines and interest.

8.6                               Dutch law

The validity, construction, and effect of the Plan and any rules and regulations relating to the Plan shall be determined in accordance with the laws of the Netherlands.

8.7                               Severability

If any provision of this Plan is or becomes or is deemed invalid, illegal or unenforceable in any jurisdiction, or would disqualify the Plan or any Option under any law deemed applicable by the Board, such provision shall be construed or deemed amended to conform to applicable laws or if it cannot be construed or deemed amended without, in the determination of the Board, however in each case subject to the approval of the majority of the non-executive directors of the Board, materially altering the intent of the Plan, it shall be stricken and the remainder of the Plan shall remain in full force and effect.

8.8                               Continuation of the Plan

All obligations of the Company and its Affiliates under the Plan shall be binding on any successor to the Company and/or its respective Affiliates.

9                                         Term of Plan

No Option shall be granted pursuant to the Plan after 5 years from [25 November] 2019, the effective date as per which this Plan was lastly amended, but any Option theretofore granted may extend beyond that date.